GLOBAL CREDIT PARTNERS, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUE		
Commissions	$	2,702,832
Total revenue		2,702,832
OPERATING EXPENSES		
Employee compensation and benefits		1,981,713
Market data services		187,441
Clearing and execution		176,596
Taxes, licenses and fees		94,041
Travel and entertainment		69,128
Rent		61,452
Professional fees		51,413
Regulatory fees		33,185
Telephone		25,169
Insurance		17,672
Equipment rental		12,748
Office		10,941
Computer and technology		9,828
Depreciation		3,104
Other operating expenses		5,953
Total expenses		2,740,384
NET LOSS	$	(37,552)

The accompanying notes are an integral part of these financial statements.